FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2006
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Consolidated Financial Statements
WEX Pharmaceuticals Inc.
For the three and six months ended September 30, 2006 and 2005
(Unaudited, Prepared by Management)

WEX PHARMACEUTICALS INC.
NOTICE TO READER
These unaudited consolidated financial statements for the second financial quarter ended September 30, 2006 have not been reviewed by our auditors. They have been prepared by WEX Pharmaceutical Inc.’s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2006.

2

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
[See Note 1 — Basis of Presentation]
(Unaudited, Prepared by Management)

	(Expressed in Canadian Dollars)
	September 30,	March 31,
As at	2006	2006
ASSETS

Current
Cash and cash equivalents [notes 3 [a] and [c]]	$3,616,307	$7,797,673
Restricted cash	23,000	23,000
Short-term investments [notes 3 [b] and [c]]	—	100,000
Accounts and other receivables	472,235	598,088
Investment tax credit receivable	950,285	777,873
Inventories	72,970	69,091
Prepaid expenses, deposits and other	139,391	274,949

Total current assets	5,274,188	9,640,674

Deposits	80,952	80,952
Property and equipment [note 4]	2,031,551	2,169,309
Intangible assets [note 5]	—	—

TOTAL ASSETS	$7,386,691	$11,890,935

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities[note 10]	$2,494,161	$4,417,849
Deferred revenue	187,778	187,778
Deferred tenant inducements	8,056	8,056
Capital lease obligations [note 6]	—	—
Convertible debentures [note 7]	3,202,042	2,317,611

Total current liabilities	5,892,037	6,931,294

Deferred tenant inducements	18,127	22,155
Deferred revenue	406,855	500,743
Convertible debentures [notes 7]	609,150	1,850,952

Total liabilities	6,926,169	9,305,144

Commitments and contingencies [note 11]

Shareholders’ equity
Share capital [notes 8 and 13[a] and [b]]	62,766,019	62,766,019
Equity component of convertible debentures [note 7]	449,263	725,018
Contributed surplus [note 8 [e]]	4,834,194	4,755,188
Deficit	(67,588,954)	(65,660,434)

Total shareholders’ equity	460,522	2,585,791

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,386,691	$11,890,935

See accompanying notes to the consolidated financial statements
On behalf of the Board:

“Edge Wang”	“Simon Anderson”

Director	Director

3

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited, Prepared by Management)

	(Expressed in Canadian Dollars)
	Three Months Ended		Six Months Ended
	September 30		September 30
	2006	2005	2006	2005
Revenue
Product sales [note 12 [b] ]	$106,646	$122,321	$182,245	$253,307
License fees [note 12 [b] ]	46,944	46,943	93,888	93,888

	153,590	169,264	276,133	347,195
Cost of goods sold — product sales	67,940	102,221	124,912	197,820

	85,650	67,043	151,221	149,375

Expenses
Research and development [notes 8[e], 9 and 10 [a]]	138,051	2,069,766	900,904	4,302,345
General and administrative [notes 8[e], 9 and 10 [b]]	684,491	1,216,701	1,177,059	2,187,158
Amortization	64,709	204,843	130,593	438,179
Severance and restructuring	6,167	327,472	6,167	457,472

	893,418	3,818,782	2,214,723	7,385,154

Operating Loss	(807,768)	(3,751,739)	(2,063,502)	(7,235,779)

Other
Interest and sundry income	17,373	78,696	83,986	194,343
Convertible debentures — interest expense [note 7]	(188,536)	(161,051)	(390,509)	(328,888)
Convertible debentures — settlement [note 7]	—	—	18,273	—
Foreign exchange (loss)	(404)	(227,953)	(24,916)	(262,146)
Clinical trial — settlement of accounts payable	172,393	—	172,393	—

	826	(310,308)	(140,773)	(396,691)

Loss for the period	(806,942)	(4,062,047)	(2,204,275)	(7,632,470)

Deficit, beginning of period	(66,782,012)	(49,215,873)	(65,660,434)	(45,645,450)
Equity component of convertible debentures settlement [note 7]	—	—	275,755	—

Deficit, end of period	$(67,588,954)	$(53,277,920)	$(67,588,954)	$(53,277,920)

Basic and diluted loss per share	$(0.02)	$(0.12)	$(0.06)	$(0.22)

Weighted average number of common shares outstanding	35,059,451	35,059,451	35,059,451	35,054,675

See accompanying notes to the consolidated financial statements

4

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, Prepared by Management)

	(Expressed in Canadian Dollars)
	Three Months Ended		Six Months Ended
	September 30		September 30
	2006	2005	2006	2005
OPERATING ACTIVITIES
Loss for the period	$(806,942)	$(4,062,047)	$(2,204,275)	$(7,632,470)

Adjustment for items not involving cash Amortization	64,709	204,843	130,593	438,179
Amortization of deferred tenant inducement allowance	(2,014)	(7,601)	(4,028)	(15,202)
Loss on disposal of property and equipment	797	97,244	3,757	97,244
Stock-based compensation	38,806	108,507	79,007	134,070
Amortization of deferred revenue	(46,944)	(46,944)	(93,888)	(93,889)
Imputed interest expense on convertible debentures	185,655	158,623	384,447	326,460
Convertible debentures settlement	—	—	(18,273)	—
Foreign exchange expense (gain) on convertible debentures	4,942	(231,181)	(176,859)	(175,073)
Amortization of deferred financing costs	2,882	1,214	6,062	2,428

	(558,109)	(3,777,342)	(1,893,457)	(6,918,253)
Changes in non-cash working capital items:
Accounts and other receivables	(67,275)	(25,637)	125,853	3,196,577
Inventories	(4,684)	(33,937)	(3,879)	(26,812)
Investment tax credit receivable	(172,412)	(163,604)	(172,412)	(263,604)
Prepaid expenses and deposits	14,129	(30,432)	64,496	(60,477)
Accounts payable and accrued liabilities	(115,606)	542,192	(1,923,688)	141,659

Cash used in operating activities	(903,957)	(3,488,760)	(3,803,087)	(3,930,910)

INVESTING ACTIVITIES
(Purchase) of short term investments	—	—	—	(5,193,681)
Proceeds from short term investments	—	3,410,144	100,000	8,243,576
Deposit	—	—	65,000	125,000
Tenant inducement allowance	—	9,483	—	64,094
Restricted cash	—	11,500	—	11,500
Purchase of property and equipment	(5,468)	(24,125)	(5,876)	(40,477)
Proceeds from disposal of property and equipment	942	164,569	9,283	164,569

Cash provided by (used in) investing activities	(4,526)	3,571,571	168,407	3,374,581

FINANCING ACTIVITIES
Proceeds from issuance of share capital, net of issuance costs	—	—	—	183,000
Repayment of capital lease obligations	—	(34,009)	—	(39,753)
Repayment of convertible debentures and interest	(57,292)	(163,069)	(546,686)	(163,069)

Cash (used in) provided by financing activities	(57,292)	(197,078)	(546,686)	(19,822)

(Decrease) increase in cash and cash equivalents	(965,775)	(114,267)	(4,181,366)	(576,151)
Cash and cash equivalents, beginning of period	4,582,082	9,771,404	7,797,673	10,233,288

Cash and cash equivalents, end of period	$3,616,307	$9,657,137	$3,616,307	$9,657,137

See accompanying notes to the consolidated financial statements

5

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six months ended September 30, 2006 and 2005
(Unaudited, Prepared by Management)
1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION
The Company was incorporated under the federal laws of Canada in 1987.
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is a company dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenues from sales of generic products manufactured at its facility in China.
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.
At September 30, 2006, the Company had incurred significant losses and had an accumulated deficit of $67,588,954. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to obtain additional financing and achieve profitable operations. The Company is currently considering financing alternatives. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations. These interim consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business for the foreseeable future.
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2006 Annual Report filed with the appropriate Canadian securities commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.
In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly, in all material respects, the financial position, results of operations and cash flows for the six months and the three months periods ended September 30, 2006 and 2005 have been made. Interim results are not necessarily indicative of results for a full year.
The interim consolidated financial statements for the three months and six months ended September 30, 2006 are prepared by management without review by the Company’s external auditors.

6

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six months ended September 30, 2006 and 2005
(Unaudited, Prepared by Management)
2. SIGNIFICANT ACCOUNTING POLICIES
All accounting policies are the same as described in note 2 to the Company’s audited consolidated financial statements for the year ended March 31, 2006 included in the Company’s 2006 annual report filed with the appropriate Canadian securities commissions.
Pursuant to the People’s Republic of China (“PRC”) regulations, the Company’s PRC subsidiary is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).Appropriations to the statutory surplus reserve should be at least 10% of after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the Company’s registered capital.
The transfer to this reserve must be made before distribution of dividends to shareholders. Except for the reduction for losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital. Appropriations to the statutory public welfare fund are at 5% to 10% of after tax net income determined in accordance with PRC GAAP. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. These reserves are not available for distribution to owners under general operating conditions.
3. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
[a] Cash equivalents
At September 30, 2006, cash and cash equivalents includes:

	September 30, 2006	March 31, 2006
Canadian dollars	$612,660	$2,299,679
U.S. dollars	1,359,358	3,018,422
Chinese Renminbi	165,210	147,521
Hong Kong dollars	1,478,927	2,035,675
Euros	152	296,376

	$3,616,307	$7,797,673

[b] Short-term investments

September 30, 2006	Interest Rate		Maturity Date	Amount

Canadian dollar investments		%		$—
Guaranteed Investment Certificate				$—

March 31, 2006	Interest Rate	Maturity Date	Amount

Canadian dollar investments	1.40%	May 2006	$100,000
Guaranteed Investment Certificate			$100,000

7

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six months ended September 30, 2006 and 2005
(Unaudited, Prepared by Management)
[c] Foreign currency
The Chinese Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally and supply and demand for the Renminbi. The Company does not expect these restrictions to affect the free flow of cash in the normal course of business.
In addition, the Company is exposed to foreign currency risks with respect to the U.S. dollar, European Euro and Hong Kong dollar due to the Company having certain obligations and holding funds in these foreign currencies. The Company does not engage in foreign currency hedging instruments to mitigate its foreign currency risks.
4. PROPERTY AND EQUIPMENT

		Accumulated
September 30, 2006	Cost	Amortization	Net Book Value

Furniture and office equipment	$525,598	$275,718	$249,880
Computer software	9,403	9,403	—
Leasehold improvements	107,054	103,226	3,828
Machinery and equipment	2,129,410	494,412	1,634,998
Motor vehicles	247,277	104,432	142,845

	$3,018,742	$987,191	$2,031,551

		Accumulated
March 31, 2006	Cost	Amortization	Net Book Value

Furniture and office equipment	$552,658	$258,463	$294,195
Computer software	9,403	9,403	—
Leasehold improvements	155,274	144,291	10,983
Machinery and equipment	2,075,852	415,029	1,660,823
Equipment under construction	53,560	—	53,560
Motor vehicles	247,277	97,529	149,748

	$3,094,024	$924,715	$2,169,309

Amortization expense for the three and six months ended September 30, 2006 amounted to $64,709 and $130,593 respectively [2005 — $88,296 and $205,085]. Included in property and equipment are assets held under capital leases with a cost of $19,647 [2005 — $28,915] and accumulated amortization of $19,647 [2005- $24,097].

8

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six months ended September 30, 2006 and 2005
(Unaudited, Prepared by Management)
5. INTANGIBLE ASSETS

	September 30,	March 31,
	2006	2006
Technology licenses — cost	$—	$5,196,850
Accumulated amortization	—	(1,583,893)
Impairment write-down	—	(3,612,957)

Net book value	$—	$—

During the year ended March 31, 2006 management performed a review of the carrying value of its intangible assets which arose from its acquisition of the remaining 46% interest in Nanning Maple Leaf Pharmaceutical Co. Ltd. Following unfavorable clinical results, management has terminated its clinical programs and is reassessing its alternatives. Accordingly management has determined that future revenue cash flows cannot reasonably be estimated and are uncertain and therefore the net carrying value of the intangible asset has been written down to $nil.
Amortization expense for the three and six months ended September 30, 2006 amounted to $nil and $nil respectively [2005 — $116,547 and $233,094].
6. CAPITAL LEASE OBLIGATIONS
During the year ended March 31, 2006 the capital leases were cancelled.
Interest expense for the three and six months ended September 30, 2006 amounted to $nil and $nil respectively [2005 — $636 and $1,356].
7. CONVERTIBLE DEBENTURES
On June 14, 2004, the Company’s wholly owned subsidiary, Wex Medical Limited, issued unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5.1 million) with a term of 5 years. The debentures bear interest at 5.5% per annum payable semi-annually. The debentures are convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5.00 per common share based on the Canadian dollar equivalent of the debentures of approximately $7,000,000. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In accordance with Section 3860 of the CICA Handbook, the Company has allocated the proceeds from the debentures into a debt component and an equity component. The convertible debentures were initially recorded on the balance sheet as a debt of $4,473,570 (US$3,346,000) which was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued and is being accreted to the principal amount as additional interest over the terms of the debentures.
An amount of $2,332,443, representing the estimated value of the right of conversion, less related issue costs of $12,728, was included in shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures.

9

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six months ended September 30, 2006 and 2005
(Unaudited, Prepared by Management)
On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures.
The debentures, previously repayable at maturity in June 2009, were repayable at regular intervals commencing on December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same.
In accordance with Emerging Issues Committee Abstract number 88 of the CICA Handbook, the Company has revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate of 20% that would have been applicable to non-convertible debt at the date of each payment. Accordingly, after a payment was made on June 30, 2006 $3,677,888 (US$3,295,007) was allocated to debt and the residual of $449,263 (US$402,493) was allocated to the conversion feature. The difference between this revised value of the debt and its book value of the debt before the amendment resulted in a gain of $18,273 and a foreign exchange gain of $181,801. The difference between the revised value of the conversion feature and its book value before the amendment resulted in a credit to deficit of $275,755.
The Company did not make its scheduled instalment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 ($US286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount. Since the Company has made the required payment it has not treated the full amount of the debt as being currently payable at September 30, 2006.
Management is negotiating with the debentures holders for more flexible repayment terms to reflect the Company’s current financial situation. As of September 30, 2006 the remaining aggregate principal amount of the debentures was US$3,697,500 which is equivalent to $4,132,696.
Accordingly, the net present value of the liability component of the convertible debentures has increased over the June 30, 2006 balance by the additional notional interest charge of $128,363 plus a foreign exchange loss of $4,942. The residual value of the equity component of $449,263 which represents the estimated value of the right of conversion as calculated as at June 30, 2006 remains the same.

10

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six months ended September 30, 2006 and 2005
(Unaudited, Prepared by Management)
The debentures are repayable in U.S. dollars and are translated to Canadian dollars as follows:

Repayment dates	U.S. Dollars	Canadian Dollars
September 30, 2006	$382,500	$427,520
December 31, 2006	765,000	855,040
March 31, 2007	637,500	712,534
June 30, 2007	637,500	712,534
September 30, 2007	637,500	712,534
December 31, 2007	637,500	712,534

Total repayments	3,697,500	4,132,696
Imputed equity component	(402,493)	(449,263)
Exchange difference on equity component	—	(604)
Implied accretion interest	114,846	128,363

Balance — September 30, 2006	3,409,853	3,811,192
Less: current portion	(2,864,850)	(3,202,042)

Long-term portion	$545,003	$609,150

Included in debenture interest expense for the three and six months ended September 30, 2006 is interest calculated on the face value of the convertible debentures of $57,292 and $119,739 [2005 — $76,023and $163,069] respectively plus a notional interest amount of $128,363 and $264,708 [2005 — $83,813 and $163,391] respectively representing the accretion of the carrying value of the debentures using a 20% effective interest rate. Also included in debenture interest expense for the three and six months ended September 30, 2006 is amortization of deferred financing costs of $2,882 and $6,062 [2005 — $1,214 and $2,428] respectively.
8. SHARE CAPITAL
[a] Authorized
Unlimited number of common shares without par value.
[b] Issued and outstanding

	Number of
	Common
	Shares
	Outstanding	Amount

Balance, March 31, 2006	35,059,451	$62,766,019

Issued during the period	—	—

Balance, September 30, 2006	35,059,451	$62,766,019

11

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six months ended September 30, 2006 and 2005
(Unaudited, Prepared by Management)
[c] Escrow shares
As at September 30, 2006, 1,559,054 [March 31, 2006 — 1,559,054] common shares are held in escrow relating to the acquisition, in September 2002, of the additional interest in Nanning Maple Leaf Pharmaceuticals Co Ltd.(“NMLP”). These shares are currently being released from escrow at 259,843 shares every six months with the balance to be released on November 12, 2007. The escrowed shares were not released in November 2005 since the Company is currently reviewing the acquisition agreement which was entered into on November 30, 2001 and related documentation prior to releasing any further shares from escrow. During the three and six months ended September 30, 2006, no common shares were released from escrow. On September 30, 2006 the Company commenced legal proceedings against Tianjin Fairwood Mfg. Co. Ltd. (“Tianjin”) for the return of 2,598,425 WEX shares as originally issued to Tianjin for the additional 46% interest in NMLP.
[d] Stock options
The Company has a stock option plan which provides for the granting of up to 9,300,000 stock options [2005 — 9,300,000] to executive officers, directors, employees, consultants and clinical advisory board members. The stock options available for issuance under the plan vest over various periods and have maximum terms of five years. As at September 30, 2006, the Company has 2,428,822 stock options available for future issuance under the plan.
Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of Options	Exercise
	Outstanding	Price

Outstanding at March 31, 2006	3,485,946	$2.71
Granted	1,090,000	.38
Cancelled	(60,000)	2.18
Forfeited	(431,334)	3.17

Outstanding at September 30, 2006	4,084,612	$2.05

The following table summarizes the Company’s outstanding options as at September 30, 2006 which expire between October 2006 and September 2011:

		Options Outstanding		Options Exercisable
			Weighted
		Weighted	Average		Weighted
Range of		Average	Remaining		Average
Exercise		Exercise	Contractual Life		Exercise
Prices	Outstanding	Price	(years)	Exercisable	Price
$0.38 – $1.00	1,090,000	$0.38	5.00	—	$—

$1.50 – $1.82	1,569,612	1.69	2.56	1,173,723	1.74
$2.00 – $2.82	240,000	2.35	1.59	240,000	2.35
$3.65 – $3.83	1,030,000	3.82	1.97	1,030,000	3.82
$5.02 – $5.53	155,000	5.18	2.32	155,000	5.18

	4,084,612	$2.05	3.00	2,598,723	$2.83

12

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six months ended September 30, 2006 and 2005
(Unaudited, Prepared by Management)
On September 29, 2006, the Company’s Board of Directors amended the terms of its 1,877,999 stock options previously granted to employees and consultants (other than insiders).
The amendments include an extension of the terms of those options that are set to expire on or after September 29, 2006 and prior to the end of the Rights Offering period until the end of such period. After the expiry of Rights Offering period, the exercise prices of those options that remain outstanding will revert back to their original exercise prices until their expiry. The amendments are subject to the approval of the TSX. The fair value on the revaluing of these options has not been established since the exercise price is determined by the Rights Offering which has not been filed.
[e] Stock-based compensation
For the three and six months ended September 30, 2006, the Company recorded non-cash stock- based compensation expense of $38,806 and $79,007 respectively [2005 — $108,507 and $134,070], and recorded a corresponding increase in contributed surplus. This compensation expense for the six months ended September 30, 2006 is allocated between research and development expenses as to $26,860 [2005 — $ nil] and general and administrative expenses as to $52,147 [2005 — $134,070] on the same basis as cash compensation. Stock options granted during the six months ended September 30, 2006 were 1,090,000.
During the three months ended September 30, 2005 the expiry dates of stock options to certain employees and directors were extended upon cessation of employment. The fair value expensed for these options amounted to $99,125, and is included in the above amounts.
The fair value of stock options granted during the six and three months ended September 30, 2006 and 2005 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Three months ended		Six months ended
	September 30,		September 30
	2006	2005	2006	2005
Annualized volatility	77.57%	NA	77.57%	NA
Risk-free interest rate	3.89%	NA	3.89%	NA
Expected life	5.00 years	NA	5.00 years	NA
Dividend yield	0.0%	NA	0.0%	NA
The estimated weighted average fair value per option for stock options amended upon cessation of employment of certain employees and directors during the three months ended September 30, 2005 amounted to $0.23.
[f] Share purchase warrants
As at September 30, 2006 the Company had warrants outstanding, for the purchase of 3,838,788 [March 31, 2006 — 3,838,788] common shares, at an average exercise price per common share of $3.85 [March 31, 2006 — $3.85] which expire at various dates from August 5, 2006 to January 30, 2007. In addition as at September 30, 2005 the Company had agent’s warrants outstanding for the purchase of 109,392 common shares at an average exercise price of $2.27. All these warrants expired unexercised between October 2005 and January 2006.
On September 29, 2006 the Company received approval from its shareholders to amend the terms of its 3,838,788 previously issued share purchase warrants (the “Warrants”) with current expiry dates from August 5, 2006 to January 30, 2007. The amendments include an extension of the terms of those outstanding Warrants that are set to expire prior to the end of the Rights Offering Period until the end of such period. No extension to the terms of Warrants expiring after that date is proposed. After the Rights Offering Period, the exercise prices of those Warrants that remain outstanding will revert back to their original exercise prices until their expiry.

13

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six months ended September 30, 2006 and 2005
(Unaudited, Prepared by Management)
9. RESEARCH AND DEVELOPMENT and GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended		Six Months Ended
	September 30		September 30
	2006	2005	2006	2005

Research and development
Administration costs	$7,790	$52,734	$17,813	$86,423
Clinical testing, insurance, consulting and patent costs	169,145	1,651,888	735,628	3,499,164
Legal and translating	15,259	3,832	23,880	8,940
Rent [note 11(i)]	16,365	79,336	37,692	163,336
Salaries and benefits	71,117	339,040	195,948	613,917
Scientific research and development tax credit	(172,866)	(164,712)	(172,866)	(264,712)
Stock-based compensation expense [note 8(e)]	13,042	—	26,860	—
Travel and conferences	18,199	107,648	35,949	195,277

Total research and development expenses	$138,051	$2,069,766	$900,904	$4,302,345

General and administrative
Administration costs	$94,122	$186,328	$192,527	$349,956
Audit and accounting fees	43,393	154,737	67,890	190,929
Directors’ fees	51,142	71,866	88,392	129,314
Legal and solicitor fees	200,332	124,552	225,536	186,403
Loss on disposal of property and equipment	797	97,244	3,757	97,244
Rent [note 11(i)]	35,852	87,361	80,783	189,849
Salaries, benefits	161,619	257,473	343,881	651,748
Stock-based compensation expense [note 8(e)]	25,764	108,507	52,147	134,070
Travel, promotion and advertising	71,470	128,633	122,146	257,645

Total general and administrative expenses	$684,491	$1,216,701	$1,177,059	$2,187,158

10. RELATED PARTY TRANSACTIONS
[a]
The Company paid $52,500 of consulting fees to a senior officer during the three months ended September 30, 2006[2005 — $101,169] and for the six months ended September 30, 2006 $105,000 [ 2005 $195,519], which are included in the research and development expenses.

[b]
The Company incurred $141,892 of legal fees charged by a law firm, a partner of which was, at the time a director of the Company, for the three months ended September 30, 2006 [2005 — $122,119] of which $73,449is included in accounts payable and accrued liabilities as at September 30, 2006 [March 31, 2006 — $96,211] and for the six months ended September 30, 2006 $166,174 [2005 -$204,699], which are included in general and administrative expenses.

All related party transactions are recorded at the exchange amounts agreed to between the related parties.

14

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six months ended September 30, 2006 and 2005
(Unaudited, Prepared by Management)
11. COMMITMENTS & CONTINGENCIES
[i]	The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum payments required under these agreements are as follows:

Six months – 2007	$137,936
2008	175,295
2009	162,949
2010	124,696
2011	3,312

Total future minimum lease payments	$604,188

Rent expense for the three and six months ended September 30, 2006 amounted to $51,983 and $118,194 [2005 — $175,784 and $337,419] respectively.

On December 30, 2005 the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,934,000 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.

[ii]
The Company has entered into agreements with various companies for non-clinical work and for the purpose of conducting clinical research studies or equipment expenditures. Payments required under these agreements are as follows:

	Non Clinical	Clinical
	Research	Research	Total

2007	$83,344	$52,355	$135,699

	$83,344	$52,355	$135,699

[iii]	Pursuant to the license agreement with Esteve, the Company is jointly responsible for development costs in excess of $35 million (€ million), if any (see also note 13).

[iv]
Employees of the Asian subsidiaries participate in a mandatory defined contribution retirement plan pursuant to which the subsidiaries make contributions based on a percentage of the employee’s salary.

[v]
The Company has received a claim by two former employees relating to severance as well as the issuance of further stock options. While the Company intends to defend these claims, management has made estimates for the potential loss which has been recorded in expenses. Management does not expect the final resolution of these matters to have a material effect on the Company’s operating results.

[vi]
In addition, the Company has received a claim in the amount of US$100,000 ($112,000) for services rendered. Management believes that this claim is without merit and intends to defend the action. The Company does not expect any losses to occur with respect to this matter and accordingly no provision has been made in the accounts. A loss, if any, arising from this matter will be recorded in the period it is determined.

15

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six months ended September 30, 2006 and 2005
(Unaudited, Prepared by Management)
12. SEGMENTED INFORMATION
[a]	The Company is managed as one reportable business segment. Revenues and long-lived assets by geographical segment are presented below.

[b]	Geographic Information:

Revenue is attributed to countries based on the location of the Company’s collaborators and customers:

	Six months ended September
	2006	2005
Sales to and licensing fees from external customers:
China	$182,245	$253,307
Spain	93,888	93,888

	$276,133	$347,195

	Three months ended September
	2006	2005
Sales to and licensing fees from external customers:
China	$106,646	$122,321
Spain	46,944	46,943

	$153,590	$169,264

[c]	License fees for the periods ended September 30, 2006 and 2005 are derived from the Company’s development partner located in Spain.

[d]	The break-down of the Company’s long-lived assets by location, which include property and equipment and intangible assets, are as follows:

	September 30,	March 31,
As at:	2006	2006
Long-lived assets:
Canada	$119,059	$145,586
Hong Kong	17,805	27,185
China	1,894,687	1,996,538

Total long-lived assets	$2,031,551	$2,169,309

13. SUBSEQUENT EVENTS
[a]	Private Placement

On August 21, 2006 the Company announced that it has agreed to offer by way of a private placement an aggregate of 7,773,584 common shares at a price of $0.265 per share to arm’s length purchasers in China. On September 30, 2006 the Toronto Stock Exchange (“TSX”) conditional approved the listing of the additional 7,773,584 common shares subject to certain conditions and closing of the transaction no later than October 2, 2006.The Company requested an extension of the closing until November 6, 2006 due to delays in receiving the approval from the Peoples Republic of China (“PRC”) State Administration for foreign exchange to send the subscription funds outside the PRC. However, the Toronto Stock Exchange granted an extension to November 30, 2006. As of November 14, 2006 the transaction has not closed.

16

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six months ended September 30, 2006 and 2005
(Unaudited, Prepared by Management)

The Company has agreed to pay a reasonable finder’s fee subject to the approval of the Company’s board of directors. Proceeds from the Private Placement will be used for general working capital purposes.

[b]	Rights Offering

On August 29, 2006 the Company announced that it intends to raise up to $2.0 million of equity by way of a rights offering to all shareholders. The rights offering is expected to be made pursuant to a rights offering circular, which is expected to be filed with the applicable securities regulatory authorities during the fiscal quarter ending March 31, 2007.

Subject to the terms of the proposed rights offering, holders of common shares (“Common Shares”) of Wex will receive one right for each Common Share held. Five rights plus the subscription price will be required to subscribe for one additional Common Share. The rights offering is subject to compliance with applicable securities legislation and the approval of the applicable securities regulatory authorities. Proceeds from the rights offering will be used for working capital purposes.

17

Form 52-109F2
Certification of Interim Filings
I, Edge Wang, President and Chief Executive Officer, WEX Pharmaceuticals Inc. certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc. (the issuer) for the interim period ending September 30, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

November 14, 2006
Signed
“Edge Wang”
Dr. Edge Wang
President and Chief Executive Officer
WEX Pharmaceuticals Inc.

Form 52-109F2
Certification of Interim Filings
I, Bill Chen, Chief Financial Officer, WEX Pharmaceuticals Inc. certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc. (the issuer) for the interim period ending September 30, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

November 14, 2006
Signed
“Bill Chen”
Bill Chen
Chief Financial Officer
WEX Pharmaceuticals Inc.

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
The following discussion by management of the operating results covers the three and six months ended September 30, 2006 and is as of November 14, 2006 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and six months ended September 30, 2006 and the Company’s annual audited consolidated financial statements for the year ended March 31, 2006 and the notes included thereto. The Company’s unaudited interim consolidated financial statements were prepared by management, have not been reviewed by the Company’s external auditors, have been prepared in accordance with Canadian Generally Accepted Accounting Principles and all amounts are in Canadian currency unless otherwise noted. The forward-looking statements in this discussion regarding our expectations regarding the future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of the Company’s Annual Information Form. The Company’s actual results may differ materially from those contained in any forward-looking statements. Additional information relating to WEX Pharmaceuticals Inc. including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.
OVERVIEW
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for the management of pain.
The Company is currently developing Tetrodotoxin (“TTX”) as a medication intended to provide relief for various persistent and chronic pain conditions associated with cancer (trade name Tectin™). In March 2006 the clinical trial of Tectin™ was discontinued pending detailed analysis of the data generated from the trial. The detailed re-analysis was completed, presented to and received approval from the Biologics and Genetic Therapies Directorate (BGTD) of Health Canada to resume the clinical trials for Tectin™. The Company is now preparing a revised clinical development plan.
The development of TTX as an agent for treating symptoms associated with addiction and withdrawal from abused substances (trade name Tetrodin™) will not be pursued until further resources are available or a partnership/collaboration is entered into. The development of a local anaesthetic (trade name Tocudin™) is currently in the pre-clinical stage and further development plans are pending allocation of additional resources.
Our vision is to become a fully integrated international pharmaceutical company with the expertise and infrastructure to discover, develop, manufacture and commercialize proprietary therapeutics derived from naturally occurring toxins for worldwide markets.
CORPORATE DEVELOPMENTS
Financial
Convertible Debentures
In December 2005, the Company finalized negotiations with the debenture holders and, under the amended terms, agreed to repay the debentures in a series of instalment payments over the next two years. An initial payment of US$1.02 million was made prior to December 31, 2005 with a second instalment of US$ 382,500 paid on June 30, 2006. The final payment will be made on December 31, 2007. The remaining terms of the debentures, including interest and conversion terms, remain unchanged.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
The Company did not make its scheduled instalment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 ($US286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount immediately due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount. Since the Company has made the required payment as of the date of this MD&A, it has not treated the full amount of the debt as being currently payable at September 30, 2006.
Management is negotiating with the debentures holders for more flexible repayment terms to reflect the Company’s current financial situation. As of September 30, 2006 the remaining aggregate principal amount of the debentures was US$3,697,500 which is equivalent to $4,132,696.
Refer to the MD&A sections on “Critical Accounting Policies and Estimates — Convertible Debentures”, “Convertible Debentures Interest”, “Liquidity and Capital Resources” and “Financial Instruments and Other Instruments”.
Private Placement
On August 21, 2006 the Company announced that it has agreed to offer by way of a private placement an aggregate of 7,773,584 common shares at a price of $0.265 per share to arm’s length purchasers in China. On September 30, 2006 the Toronto Stock Exchange (“TSX”) conditionally approved the listing of the additional 7,773,584 common shares subject to certain conditions and closing of the transaction no later than October 2, 2006. The Company has requested an extension of the closing until November 6, 2006 due to delays in receiving the approval from the Peoples Republic of China (“PRC”) State Administration for foreign exchange to send the subscription funds outside the PRC. However, the Toronto Stock Exchange granted an extension to November 30, 2006. As of November 14, 2006 the transaction has not closed.
The Company has agreed to pay a reasonable finder’s fee subject to the approval of the Company’s board of directors. Proceeds from the private placement will be used for general working capital purposes.
Rights Offering
On August 29, 2006 the Company announced that it intends to raise up to $2.0 million of equity by way of a rights offering to all shareholders. The rights offering is expected to be made pursuant to a rights offering circular, which is expected to be filed with the applicable securities regulatory authorities during the fiscal quarter ending March 31, 2007.
Subject to the terms of the proposed rights offering, holders of common shares (“Common Shares”) of Wex will receive one right for each Common Share held. Five rights plus the subscription price will be required to subscribe for one additional Common Share. The rights offering is subject to compliance with applicable securities legislation and the approval of the applicable securities regulatory authorities. Proceeds from the rights offering will be used for working capital purposes.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
Options Granted
On September 29, 2006, the Company’s board of directors granted an aggregate of 1,090,000 incentive stock options, representing 3.1% of the issued and outstanding common shares of the Company. Of these, 455,000 options were granted to the management; 430,000 options were granted to the Company’s directors; 205,000 options were granted to employees, consultants, and advisors. The options were granted under the Company’s 2005 stock option plan and will vest over a 36-month period. The exercise price of the options is $0.38 per share. These options will expire on September 28, 2011.
Amending Terms of Prior Options Granted
On September 29, 2006, the Company’s Board of Directors amended the terms of its 1,877,999 stock options previously granted to employees and consultants (other than insiders).
The amendments include an extension of the terms of those options that are set to expire on or after September 29, 2006 and prior to the end of the rights offering period until the end of such period. After the expiry of rights offering period, the exercise prices of those options that remain outstanding will revert back to their original exercise prices until their expiry. The amendments are subject to the approval of the TSX.
Amending Terms of Warrants
On September 29, 2006 the Company received approval from its shareholders to amend the terms of its 3,838,788 previously issued share purchase warrants (the “Warrants”) with current expiry dates from August 5, 2006 to January 30, 2007. The amendments include an extension of the terms of those outstanding Warrants that are set to expire prior to the end of the rights offering period until the end of such period. No extension to the terms of Warrants expiring after that date is proposed. After the rights offering period, the exercise prices of those Warrants that remain outstanding will revert back to their original exercise prices until their expiry.
Cash and Cash Equivalents
The Company as at September 30, 2006 held cash and cash equivalents of $3.6 million [March 31, 2006 — $7.8 million].
Team
The Company announced that:
Mr. Dan Carey joined WEX as Director of Business Development. Mr. Carey is a graduate of Harvard University with many years of experience in business development and licensing in both pharmaceutical and biotech areas.
Dr. Bill Tian, who has a Ph.D. in medicinal chemistry from University of California-San Diego and postdoctoral training from Harvard University and who has years of experience in pharmaceutical research and intellectual property protection, becomes Director of WEX’s IP department.
Dr. Anh Ho will work closely with these two new members of the management team on business development and IP protection, both key to the future of WEX.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
The Company also promoted Helen Chai to be Associate Manager of Corporate Communications. Helen is a graduate of Simon Fraser University with an MBA degree and is fluent in English, Cantonese and Mandarin.
At the recent Annual and Special Meeting of the Shareholders the membership of the board of directors was reduced from nine to seven board members. The following seven directors were elected by the shareholders: Guang (Michael) Luan, Dr. Edge Wang, Simon Anderson, Dr. Ben Chen, Dr. Tom Du, Dr. John W. Sibert III, Kenneth M. Strong.
Clinical
Tectin™
Further to the recommendation of the DMC (Data Monitoring Committee) to prematurely terminate the Canadian Phase IIb/III study of Tectin™ in the management of inadequately controlled cancer-related pain in March 2006, the Company developed a strategic plan to make a detailed analysis of the data generated by the study.
On July 6, 2006 the Company announced that the detailed analysis of the Phase IIb/III data collected during the double-blind, randomized, placebo controlled study of Tectin™ in inadequately controlled moderate to severe cancer pain was progressing. The first phase of a detailed analysis using different parameters such as assessment of other pain scales, i.e. neuropathic pain scale, McGill Pain Questionnaire, and quality of life items (general activity, walking, mood, sleep, etc.) which were not examined by the Data Monitoring Committee was completed. The results from the re-analysis of the data were consistent with those observed in the Phase IIa open label study.
On September 6, 2006 WEX announced that the Biologics and Genetic Therapies Directorate (BGTD) of Health Canada had approved the Company’s request to resume the clinical trials for Tectin™. This authorization was granted after BGTD of Health Canada reviewed the results of the re-analysis of the double blind, placebo controlled (WEX-014) and the open label continuation (WEX-014OL) trials presented by the Company at a pre-clinical trial application (Pre-CTA) meeting held in Ottawa on the prior day.
The Company is now preparing a revised clinical development plan in the development of TTX to be presented to the authorities to further evidence the drug’s efficacy in cancer related pain. Management is committed to the development and eventual commercialization of the product.
U.S. Commercialization Strategy
The Company has also filed and received approval for an IND (Investigational New Drug) application with the US FDA (Food and Drug Administration) to initiate a clinical trial of Tectin™ under a US-IND number. This represents a significant achievement since for the first time, WEX will perform a trial under a US-IND number, and this will grant access to a major patient population base for future TTX development.
This will be a randomized, pharmacokinetic trial to assess the kinetics of TTX after a single subcutaneous dose in healthy volunteers, data which are required by regulatory agencies to understand the fate of the drug in the body. As the dose of TTX administered to humans is very small, no established method was sensitive enough to detect the product in biological fluids and, therefore, no kinetic data were available. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine has been developed. This will allow the Company to proceed with this study and obtain information about TTX kinetics, data crucial to the successful development of the product.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
Tetrodin™
In accordance with the Company’s plan to focus its financial and operational resources on the development of Tectin™ for moderate to severe cancer-related pain and due to the change of registered ownership of the Chinese Drug Withdrawal Patent from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”) to one of the two inventors and a third party who alleges to have been an employer of the other inventor, the Company will not pursue the development of Tetrodin™ for the management of pain symptoms associated with addiction and withdrawal from abused substances in Canada and China until further resources are available or a partnership or collaboration is entered into.
Tocudin™, a local anaesthesia, is currently in the pre-clinical stage and further development and commercialization plans are pending allocation of additional resources.
Generic Drug Sales
The Company has added new generic products to the pipeline (without significant investment) with increased gross margins and it is expected that the generic revenue will increase over the prior quarters by the end of this fiscal year.
Relationship with Children’s Hospital Boston
On August 10, 2006 the Company announced the signing of a term sheet of the license agreement with Children’s Hospital Boston, for the development and commercialization of pharmaceutical(s) containing Tetrodotoxin (TTX) for prolonged local anesthesia based on the patented technology of the Children’s Hospital. Preliminary data suggests that the new product could have much longer anesthetic effect than products currently on the market and reduce the amount of pain the patients may suffer after surgery.
Relationship with Esteve
Discussions are continuing with our partner Laboratories del Dr. Esteve, S.A. (Esteve) to terminate our collaboration on the development of TTX as an analgesic, due to differences in business strategies between the two companies. The two companies have made a number of efforts in the past months to reach a development synergy, but have fallen short of reaching an agreement for further collaboration. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining approval from the regulatory authorities for marketing TTX in Europe. Management believes that the potential termination will not have any material impacts on the Company’s financial position. We have reinforced our commitment to the TTX project.
Intellectual Property
On August 28, the Company announced the official grant to the Company of patent ZL 01 1 18098.6 by the State Intellectual Property Office of the People’s Republic of China (SIPO) under the title of “Application of A Synergistic Combination of A Sodium Ion Channel Blocker and An Opioid Analgesic in Treatment of Pain in Mammals” which provides a potent analgesic composition which reduces the use of morphine and undesirable adverse effects and patent UA 2003032528 by the State Department of Intellectual Property of Ukraine under the title “Method of Analgesia” which covers the use of TTX and other similar compounds for pain management in both mammals and human beings.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
The Company is continually evaluating its intellectual property assets to identify further opportunities for commercialization.
Legal Proceedings
The Company announced on September 30, 2006 that it had commenced legal proceedings against Tianjin Fairwood Mfg. Co. Ltd. (“Tianjin”) arising out of a transaction concluded in November, 2001 whereby the Company issued to Tianjin 2,598,425 WEX shares in exchange for the transfer by Tianjin of a 46% interest in the Company’s subsidiary Nanning Maple Leaf Pharmaceuticals Inc. (“NMLP”). The claim against Tianjin seeks the return of the WEX shares.
The Company’s action against Tianjin will proceed in the Supreme Court of British Columbia as a counterclaim against Mr. Frank Shum, the former Chairman and CEO of the Company, in an action previously filed in which he seeks damages against the Company for wrongful dismissal. In addition to Mr. Shum and Tianjin, Ms. Donna Shum has been also been added as a co-defendant. The Company will be seeking damages from all defendants in respect of losses alleged to have incurred as a result of the transaction with Tianjin.
The Company commenced legal proceedings against a former employee of the Company in connection with his conduct following termination of his employment with the Company. At the present time, the Company is evaluating its options with respect to how to proceed with this matter.
COMPANY GOALS & STRATEGIES
•	To raise additional capital to fund operations.

The Company is in the process of evaluating several funding options, including a rights offering, and private placements.

•	To focus our financial and operational resources on the development of Tectin™ for the treatment of moderate to severe cancer-related pain through clinical trials in North America and China.

•	To expand our drug pipeline by developing additional technologies.

WEX maintains a significant presence in China where all of the Company’s product research is performed. In addition, the Company produces and distributes a line of generic pharmaceutical products in China. We believe that the Company’s research and development team is uniquely positioned to identify and commercialize new drug discoveries for distribution in China and around the world.

•	To enter into additional collaborations with third parties.

At present, the Company has limited capabilities for marketing its products under development. Accordingly, collaborations with third parties who have experience in commercialization may be required to handle this function. Further, such collaborations may provide the Company with financial payments which assist in funding the development and assist in the commercialization of our products.

•	To maintain a strong intellectual property portfolio.

We attach great significance to patents and the protection of industrial secrets for new technologies, products and processes. Accordingly, the approach is to build a portfolio that provides broad protection of our basic platform technology, as well as a tiered patent claim structure to provide back-up patent positions in commercially significant areas.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
OTHER COMPANY OBJECTIVES
•	To begin a clinical study in the U.S. under its IND number.

•	To expand product pipeline by in-licensing new technologies.

•	To explore income opportunities including acquiring a Chinese generic drug operation with stable cash flow.
FINANCIAL RESULTS
Overall Performance
For the three months ended September 30, 2006, the Company recorded a loss of $806,942 ($0.02 per common share) compared to a loss of $4.1 million ($0.12 per common share) in the three months ended September 30, 2005. The decrease in loss for the three months ended September 30, 2006, when compared to the same period in the preceding year, is attributable to expense reductions relating to discontinuing all clinical trials in March 2006, significant staff reductions, reduced amortization, the reduction of other overhead expenses, negotiated settlement of a liability and an increase in the estimated investment tax credit receivable. With minor revenue income, Management expects losses to continue during the coming quarters as it continues to focus its resources in an effort to further the commercialization of Tectin™.
The Company recorded a loss for the six months ended September 30, 2006 of $2.2 million ($0.06 per common share) compared to a loss of $7.6 million ($0.22 per common share) in the six months ended September 30, 2005. The decrease in loss for the six months ended September 30, 2006, when compared to the same period in the preceding year, is attributable to expense reductions relating to discontinuing all clinical trials in March 2006, significant staff reductions, reduced amortization and the reduction of other overhead expenses, negotiated settlement of a liability and an increase in the estimated investment tax credit receivable. With minor revenue income, Management expects losses to continue during the coming quarters as it continues to focus its resources in an effort to further the commercialization of Tectin™.
The Company’s subsidiaries in China, Nanning Maple Leaf Pharmaceuticals Co. Ltd. (“NMLP”), and Wex Medical Limited in Hong Kong, recorded product revenues of $106,646 for the three months ended September 30, 2006, as compared to $122,321 in the same period in the previous year, or a decrease of $15,675.
Product revenues were $182,245 for the six months ended September 30, 2006, as compared to $253,307 for the same period in the previous year, or a decrease of $71,062.
All results of operations were in line with management expectations.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
There have been no material changes during the three months ended September 30, 2006 to the forward-looking information provided in the “Management’s Discussion and Analysis of Financial Condition and Operations” for the fiscal year ended March 31, 2006.
Critical Accounting Policies and Estimates
The significant accounting policies that WEX believes to be most critical in fully understanding and evaluating its financial results are revenue recognition, stock-based compensation and the valuation of convertible debt. Generally accepted accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies, are reasonable, and based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. The Company’s critical accounting estimates affect the Company’s net loss calculation and results of operations.
Revenue recognition
License fees are comprised of initial upfront fees and payments from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received, which require the ongoing involvement of the Company, are deferred and amortized into income on a straight line basis over the period of ongoing involvement of the Company. Revenue recognition of the first $1.58 million payment, which was recorded as deferred revenue upon receipt, for the years 2003 and 2004 was amortized over a five year period. New management estimates amended the amortization period to seven years commencing the three months ended March 31, 2005. Any change in the estimate of the expected ongoing involvement during the period could have a material impact on the Company’s earnings.
Generic sales revenues are recognized when the products are shipped to the customer provided the customer has retained all the significant risks of ownership and there are no future obligations with respect to the product shipped.
Stock-based Compensation
The Company uses the fair value method to record compensation expense for stock options issued to employees subsequent to April 1, 2003 and non-employees subsequent to April 1, 2002 using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.
Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited. The Company recorded $38,806 and $79,007 in stock- based compensation expense for the three and six months ended September, 2006 respectively as compared to $108,507 and $134,070 for the three and six months ended September 30, 2005 respectively.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
Convertible Debentures
The convertible debentures are a compound financial instrument. The fair value of the debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The amount representing the conversion feature was included as shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures. The accounting policy for the debentures is a critical accounting policy as the fair value estimates are based on management’s estimate of a suitable discount factor, which is a critical accounting estimate. Management believes that a loan to the Company at the time of the renegotiation of the convertible debenture would have attracted an interest rate of 20% per year.
Results of Operations
Revenue

	Three months ended September 30,		Six months ended September 30
(in thousands of dollars)	2006	2005	2006	2005
Product sales	$107	$122	$182	$253
License fee	47	47	94	94

	$154	$169	$276	$347

For the three months ended September 30, 2006 the total generic and other sales were $106,646 or a decrease of $15,675 when compared to $122,321 in revenues for the three months ended September 30, 2005. The decrease is mainly due to competition from similar generic products and decrease in selling prices. However, the Company has introduced several new products during the three months ended September 30, 2006 while continuing to evaluate various business plans to increase revenue and to support the generic sales programs, but its focus remains on the commercialization of Tectin™.
The Company’s main source of pre-commercialization revenue is in relation to the agreement signed with Esteve in the year ended March 31, 2002. License fees for the three months ended September 30, 2006 and 2005 were $46,944 and $46,943 respectively and are related to the upfront licensing payment of approximately $1.58 million received from Esteve during the year ended March 31, 2003. This has been recorded as deferred revenue and is being amortized on a straight-line basis. The amortization period was revised by management to seven years from five years in the fourth quarter of fiscal 2005.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
Expenditures

	Three months ended September 30,		Six months ended September 30,
(in thousands of dollars)	2006	2005	2006	2005
Cost of goods sold	$68	$102	$125	$198
Research and development	138	2,070	901	4,302
General and administrative	684	1,217	1,177	2,187
Amortization	65	205	131	438
Severance and restructuring	6	327	6	457
Cost of Goods Sold
Gross margins on product sales for the three and six months ended September 30, 2006 were 36% and 31% respectively compared to 16% and 22% respectively for the prior 2005 period. The increase in gross margin is due to the decision to manufacture in-house an injectable product rather than to purchase it from an outside source
Research and Development
Three months ended September 30, 2006 compared to the three months ended September 30, 2005
Research and development expenses consist primarily of salaries and related employee benefits, costs associated with our clinical trials such as payments to clinical research organizations and research related overhead expenses. The Company has not historically tracked R&D costs by project but rather by type of cost incurred. R&D expenses totalled $138,051 for the three months ended September 30, 2006 as compared to $2.070 million for the three months ended September 30, 2005 Included in research and development expenses for the three months ended September 30, 2006 is a non-cash stock-based compensation expense of $13,042 as compared to $nil for three months ended September 30, 2005.
Not including the non-cash stock-based compensation expense, R&D expenditures decreased by $1.945 million or approximately 94% over the previous period. Most notably, clinical testing and trial costs were $169,145 for the three months ended September 30, 2006 as compared to $1.652 million over the same period in the previous year or an decrease of $1.483 million. Additional expenses, as they relate to salaries, were also recorded in the amount of $71,117 for the three months ended September 30, 2006 as compared to $339,040 for the same period in the previous year a decrease of $267,923. The decreased R&D and salary expenditures are due to the canceling of all the clinical trials in March 2006 and staff downsizing relating to the cancellation of the trials The reduced expenditures for the three months ended September 30, 2006 reflect an adjustment based upon tax submission of a prior year estimate to the scientific research and development tax credit in the amount of $172,866.
Six months ended September 30, 2006 compared to the Six months ended September 30, 2005
R&D expenses totalled $900,904 for the six months ended September 30, 2006 as compared to $4.302 million for the six months ended September, 2005 or a decrease of approximately $3.401 million or 79%. The major area that contributed to the decrease in expenses for the six months ended September 30, 2006 as compared to the six months ended September 30, 2005 relates to the cancellation of all the clinical trials activities in March 2006 and staff downsizing relating to the cancellation of the trials. For the six months ended September 30, 2006 total expenses, for the clinical trial activities, were $735,628 as compared to $3.499 million for the six months ended September 30, 2005 or a decrease of $2.763 million. Salaries and benefits declined to $195,948 for the six months ended September 30, 2006 as compared to $613,917 for the same period in the previous year or a decrease of $417,969. The reduced expenditures also reflect an adjustment based upon tax submission of a prior year estimate to the scientific research and development tax credit in the amount of $172,866.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
Management expects that R&D expenditures will be relatively consistent over the next quarters until the reintroduction of a revised clinical development plan in the development of TTX sometime in the calendar year 2007.
Included in the research and development expenses for the six months ended September 30, 2006 is a related party amount of $105,000. This amount relates to the compensation paid to the Company’s Chief Scientific Officer. Currently, the compensation arrangements with this individual are based on a contract which provides for a maximum yearly fee of $210,000.
General and Administrative
Three months ended September 30, 2006 compared to the three months ended September 30, 2005
General and administrative expenditures for the three months ended September 30, 2006 were $684,491 as compared with $1.217 million for the three months ended September 30, 2005 or a decrease of $532,210. For the three months ended September 30, 2006 salaries decreased by $95,854, as a result of significant staff layoffs both at the Company’s headquarters in Vancouver and in Hong Kong to $161,619 over the same period in 2005. Rent decreased due to moving to smaller premises and decreased monthly rental rates by $51,509 to $35,852, and directors’ fees decreased by $20,724 to $51,142 as compared to $71,866 as result of fewer meetings. The downsizing of WEX’s workforce in prior periods has also resulted in a reduction in travel and promotion costs by $57,163 to $71,470, administration costs by $92,206 to $94,122. Audit and accounting fees decreased by $111,344 to $43,393 since the Company no longer engages its auditors to review the quarterly interim financial statements. The reduction in the loss on disposal of capital assets by $96,447 to $797 reflects minimal disposals in the quarter ended September 30, 2006 as compared to the prior quarter ended September 30, 2005 during which Company vehicles were disposed. The decrease in expenses also included a reduction in the stock-based compensation expense of $82,743 to $25,764 over the corresponding 2005 period. The decrease in general and administrative costs is partially offset by the increase in legal costs of $75,780 to $200,332 due to rescheduling the annual general meeting and planning of a new rights offering and related repricing of warrants and options.
Six months ended September 30, 2006 compared to the six months ended September 30, 2005
For the six months ended September 30, 2006 general and administrative expenses, when compared to the six months ended September 30, 2005 decreased by $1.010 million to $1.177 million from $2.187 million respectively. For the six months ended September 30, 2006 salaries decreased by $307,867, as a result of significant staff layoffs both at its Vancouver headquarters and in Hong Kong to $343,881 over the same period in 2005. Rent decreased due to moving to smaller premises and decreased monthly rental rates by $109,066 to $80,783, and directors’ fees decreased by $40,922 to $88,392 as compared to $129,314 as result of fewer meetings. The downsizing of WEX’s workforce in prior periods has also resulted in a reduction in travel and promotion costs by $135,499 to $122,146, administration costs by $157,429 to $192,527. Audit and accounting fees decreased by $123,039 to $67,890 since the Company no longer engages its auditors to review the quarterly interim financial statements. The reduction in the loss on disposal of capital assets by $93,487 to $3,757 reflects minimal disposals in the six months ended September 30, 2006 as compared to the prior six months ended September 30, 2005 during which Company vehicles were sold. The decrease in expenses also included a reduction in the stock-based compensation expense of $81,923 to $52,147 over the corresponding 2005 period. The decrease in general and administrative costs is partially offset by the increase in legal costs of $39,133 to $225,536 due to rescheduling the annual general meeting and planning of a new rights offering and related repricing of warrants and options.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
Included in administrative expenses for the six months ended September 30, 2006 is a related party amount of $166,174 in legal fees incurred from Fasken Martineau DuMoulin (“Fasken”). Peter Stafford was a director of the Company and a partner with this law firm, which acts as corporate counsel to the Company. Mr. Stafford is now a part-time consultant to Fasken and the Company’s relationship with Fasken is managed through a partner in the firm’s Vancouver office. Mr. Stafford does not provide legal advice nor is he involved in any of the Company’s files with Fasken.
Amortization
Amortization expense relates to the amortization of property and equipment and, in the comparative periods, the amortization of identifiable intangible assets. Amortization expense for the three months ended September 30, 2006 was $64,709 in respect of property and equipment and $nil in respect of intangible assets. In the three months ended September 30, 2005, the corresponding amounts were $88,296 and $116,547 respectively. The reduction in amortization expenses was due to the disposal of capital assets during the year ended March 31, 2006 and the write-down to $nil of the remaining purchase costs relating to the acquisition of the additional 46% in NMLP during the year ended March 31, 2006.
Management expects amortization expense to remain fairly consistent throughout the year as limited capital asset purchases are expected.
Severance and Restructuring
Due to the Company downsizing its workforce one time severance costs of $6,167 was incurred due to further staff settlement for the six months ended September 30, 2006 as compared to $457,472 for the six months ended September 2005.
Investment and Other Income

	Three months ended September 30,		Six months ended September 30,
	2006	2005	2006	2005
Interest and sundry income	$17,373	$78,696	$83,986	$194,343
Convertible debentures — interest expense	(188,536)	(161,051)	(390,509)	(328,888)
Convertible debentures settlement	—	—	18,273	—
Foreign exchange (loss)	(404)	(227,953)	(24,916)	(262,146)
Clinical Trial liability — settlement	172,393	—	172,393	—

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
Interest and Sundry Income
Investment and other income for the three months ended September 30, 2006 decreased by $61,323 to $17,373 from $78,696 for the three months ended September 30, 2005 due to the redemption of most investments in prior quarters to fund clinical trials and general operating expenses.
Convertible Debentures Interest
On June 14, 2004, the Company’s wholly owned subsidiary, Wex Medical Limited, issued unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5.1 million) with a term of five years. The debentures bear interest at 5.5% per annum payable semi-annually. The debentures are convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5 per common share based on the Canadian dollar equivalent of the debentures of approximately $7,000,000. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In accordance with Section 3860 of the CICA Handbook, the Company has allocated the proceeds from the debentures into a debt component and an equity component. On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remained the same.
In accordance with Emerging Issues Committee Abstract number 88 of the CICA Handbook, the Company has revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate of 20% that would have been applicable to non-convertible debt at the date of each payment.
Included in interest expense for the debentures is interest calculated on the face value of the convertible debentures for the three and six months ended September 30, 2006 of $57,292 and $119,739 [2005 - $76,023 and $163,069] respectively plus a notional interest amount of $128,363 and $264,708 [2005-$83,813 and $163,391] respectively which represents the accretion of the carrying value of the debentures using 20% effective interest rate. Also included in debenture interest expense for the three and six months ended September 30, 2006 is amortization of deferred financing costs of $2,882 and $6,062 [2005 — $1,214 and $2,428] respectively.
Refer to the MD&A sections on “Liquidity and Capital Resources” and also “Financial Instruments and Other Instruments” for further details pertaining to the convertible debentures.
Foreign Exchange Loss
The net foreign exchange loss of $404 for the three months ended September 30, 2006 was $227,549 lower as compared to the net foreign exchange loss of $227,953 for the three months ended September 30, 2005. The decrease in exchange loss is due to the relative stability of the Hong Kong dollar and Chinese Renminbi in the current period as compared to the previous period.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
The Company operates in Canadian dollar but holds US dollar denominated cash accounts, to meet the Company’s anticipated US operating and capital expenditures in future periods. Further to this, the Company’s foreign subsidiaries operate in Hong Kong dollars and Chinese Renminbis. The Company maintains cash resources in both currencies in order to meet its obligations in those areas. The Company does not use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities and therefore, the Company is exposed to future fluctuations in the U.S./Canadian dollar and Hong Kong dollar and Chinese Renminbi and Euro exchange rates.
Summary of Quarterly Results

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
(in thousand of dollars, except per	Sept 30, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005
share amounts)	(Q-2)	(Q-1)	(Q-4) (2)	(Q-3)
				(restated)
Total Revenues	$154	$123	$137	$145
Loss	(807)	(1,397)	(8,195)	(5,795)
Basic and diluted loss per common share	(0.02)	(0.04)	(0.23)	(0.17)

Total assets	$7,387	$8,186	$11,891	$20,102

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
(in thousand of dollars, except per	Sept 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
share amounts)	(Q-2)	(Q-1)	(Q-4) (3)	(Q-3)(1)
				(restated)
Total Revenues	$169	$178	$3,327	$205
Loss	(4,062)	(3,570)	(1,434)	(4,502)
Basic and diluted loss per common share	(0.12)	(0.10)	(0.04)	(0.13)

Total assets	$25,112	$28,837	$32,381	$31,826

(1)
Restated to reflect the change in accounting policy on patents. See note 3 to the consolidated financial statements. The impact of expensing patent costs for the three months ended December 31, 2004 was to increase the quarterly loss $54,839 and resulted in an increase in the loss per common share by $nil.

(2)	The loss for the three months ended March 31, 2006 includes severance costs of $230,486 and the write-down of the intangible asset in the amount of $3,612,957.

(3)	The loss for the three months ended March 31, 2005 includes revenue of $3,136,200 from the research and collaboration fees related to the Esteve contract.
Liquidity and Capital Resources
Since its incorporation, the Company has financed administration, research and development activities and capital expenditures through the private sales of its common shares, issuance of debentures, the exercise of warrants or options and the use of licensing revenue from its corporate partner and the collection of government tax credits. During the three months ended September 30, 2006 cash used in operating activities decreased by $2.585 million to $903,957, as compared to $3.489 million in the comparable quarter. This decrease was due to discontinuing the clinical trials in March 2006 and business restructuring to reduce operating costs commencing in September 2005 which resulted in staff reductions and moving to lower rental premises in February 2006 Excluding non-cash working capital items for the three months ended September 30, 2006 due to discontinuing clinical trials and downsizing of its workforce and premises cash flow has been reduced to $558,109 as compared to the three months ended September 30, 2005 of $3.777 million.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
The Company did not make its scheduled instalment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 ($US286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount immediately due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount. Since the Company has made the required payment as of the date of this MD&A, it has not treated the full amount of the debt as being currently payable at September 30, 2006.
Management is negotiating with the debentures holders for more flexible repayment terms to reflect the Company’s current financial situation. As of September 30, 2006 the remaining aggregate principal amount of the debentures was US$3,697,500 which is equivalent to $4,132,696.
At September 30, 2006 the Company had negative working capital of approximately $618,000 including cash resources, comprising cash and cash equivalents and short-term investments in the amount of $3.616 million. The cash and cash equivalents are held in different currencies as follows:

	September 30,	June 30,	March 31,
	2006	2006	2006

Canadian dollars	$612,660	$1,305,566	$2,299,679
U.S. dollars	1,359,358	1,392,697	3,018,422
Chinese Renminbi	165,210	122,375	147,521
Hong Kong dollars	1,478,927	1,761,292	2,035,675
Euros	152	152	296,376

	$3,616,307	$4,582,082	$7,797,673

In aggregate, the Company’s cash resources decreased by $965,775 to $3.616 million from $4.582 million as at June 30, 2006. Managements’ expectations are that cash resources will continue to decline with operating expenditures expected to be relatively consistent but with the repayment of the convertible debentures and accounts payable significantly affecting the decrease in cash resources over the coming quarters.
The Renminbi is not fully convertible into foreign currencies and is subject to local governmental restrictions. All foreign currency exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap centre
Management believes that with the existing cash resources there are sufficient resources for the Company’s current programs to fund operations through December 2006. At September 30, 2006, the Company had incurred significant losses and had an accumulated deficit of $68 million. In order for the Company to continue with its long term strategic objective of the commercialization of TTX in North America and major European markets it will require additional capital or debenture funding. The Company intends to raise the necessary funds for these initiatives in the coming months. Depending on the North American and Asian economic factors; such as, capital market conditions, political uncertainty, the growth of pharmaceutical markets and the returns available to investors/lenders in other market sectors, the Company may have challenges raising the appropriate capital required. The budgeted expenditures that are necessary to execute on the future business plan and strategic objectives are subject to various uncertainties and may also be delayed depending on the amount of funding that is raised.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
The Company’s contractual commitments are related to the lease of the Company’s office space and operating leases for office equipment, plus clinical and non clinical research. Payments required under these agreements and leases are as follows:

(in thousands of dollars)	Payments Due by Period
	Total	2007	2008 - 2009	2010 - 2011	Thereafter
Contractual Obligations
Operating Leases	$604	$138	$338	$128	$—
Purchase Obligations	136	136	—	—	—
Debenture Obligations (1)	4,401	2,205	2,196	—	—

	$5,141	$2,479	$2,534	$128	$—

(1)	The debenture obligations include principal and interest. Interest payments in fiscal 2007 will be approximately $209,840 and in 2008 $58,943. The final payment is due December 31, 2007.
Pursuant to the license agreement referred to in note 13 to the March 31, 2006 consolidated financial statements, the Company is jointly responsible for development costs in excess of $35 million (€25 million), if any. As discussed above, the Company is currently negotiating a termination of its relationship with Esteve.
Contingencies
Pursuant to certain People’s Republic of China (“PRC”) regulations, the Company’s subsidiary is likely required to transfer certain percentages of its profit, as determined under the PRC accounting regulations, to certain statutory funds. To date, the subsidiary has not recognized any statutory reserves as it has not been profitable. Should the subsidiary become profitable in the future, it will be required to recognize these statutory accounts and accordingly, a portion of the subsidiary’s future earnings will be restricted in use and not available for distribution.
Off-Balance Sheet Arrangements
The Company currently has no off-balance sheet financings that are likely to have a current or future effect on the results of operations or financial condition of the Company.
Transactions with Related Parties
[a]
The Company paid $52,500 in research and development consulting fees to a senior officer during the three months ended September 30, 2006 [2005 — $101,169] and for the six months ended September 30, 2006 $105,000 [ 2005 $195,519].

[b]
The Company incurred $141,892 of legal fees charged by a law firm, a partner of which was, at the time, a director of the Company, for the three months ended September 30, 2006 [ 2005 $122,119] and for the six months ended September 30, 2006 $166,174 [2005 — $204,699].

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
Amounts advanced from directors are without interest or stated terms of repayment.
All related party transactions are recorded at the exchange amount established and agreed to between the related parties.
Financial Instruments and Other Instruments
The Company has convertible debentures outstanding. On December 22, 2005, the Company’s wholly- owned subsidiary, Wex Medical Limited and the debentures holders amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same.
In accordance with Emerging Issues Committee Abstract number 88 of the CICA Handbook, the Company has revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate of 20% that would have been applicable to non-convertible debt at the date of each payment. Accordingly, after a payment was made on June 30, 2006 $3,677,888 (US$3,295,007) was allocated to debt and the residual of $429,263 (US$402,493) was allocated to the conversion feature. The difference between this revised value of the debt and its book value of the debt before the amendment resulted in a gain of $18,273 and a foreign exchange gain of $181,801. The difference between the revised value of the conversion feature and its book value before the amendment resulted in a credit to deficit of $275,755.
The Company did not make its scheduled instalment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 ($US286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount immediately due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount. Since the Company has made the required payment as of the date of this MD&A, it has not treated the full amount of the debt as being currently payable at September 30, 2006.
Management is negotiating with the debentures holders for more flexible repayment terms to reflect the Company’s current financial situation. As of September 30, 2006 the remaining aggregate principal amount of the debentures was US$3,697,500 which is equivalent to $4,132,696.
Accordingly, the net present value of the liability component of the convertible debentures has increased over the June 30, 2006 balance by the additional notional interest charge of $128,363 plus a foreign exchange loss of $4,942. The residual value of the equity component of $449,263 which represents the estimated value of the right of conversion as calculated as at June 30, 2006 remains the same.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
The debentures are repayable in U.S. dollars and are translated to Canadian dollars as follows:

Repayment dates	U.S. Dollars	Canadian Dollars
September 30, 2006	$382,500	$427,520
December 31, 2006	765,000	855,040
March 31, 2007	637,500	712,534
June 30, 2007	637,500	712,534
September 30, 2007	637,500	712,534
December 31, 2007	637,500	712,534

Total repayments	3,697,500	4,132,696
Imputed equity component	(402,493)	(449,263)
Exchange difference on equity component	—	(604)
Implied accretion interest	114,846	128,363

Balance June 30, 2006	3,409,853	3,811,192
Less: current portion	(2,864,850)	(3,202,042)

Long-term portion	$545,003	$609,150

For the three months ended September 30, 2006 interest expense for the debentures includes (1) interest calculated on the face value of the convertible debentures of $57,292 [2005 — $76,023]; plus (2) a notional interest amount of $128,363 [2005 — $83,813] representing the accretion of the carrying value of the debentures using a 20% effective interest rate; and also (3) included in debenture interest expense for the three months ended September 30, 2006 is amortization of deferred financing costs of $2,882 [2005 — $1,214]
The fair value of the convertible debentures, calculated at the present value of future contractual payments of principal and interest, discounted at current applicable market rates of interest, approximates their carrying values.
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash resources in liquid investment grade commercial debt and government agency notes. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars and the Chinese RMB. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.
Share Capital
As of September 30, 2006, there were 35,059,451 common shares issued and outstanding for a total of $62.766 million in share capital and there were 4,084,612 stock options outstanding in the Company’s stock option plan (of which 2,598,723 were exercisable) at a weighted average exercise price of $2.05. As at September 30, 2006 there are also 3,838,788 warrants outstanding at and average price of $3.85. per common share expiring between August 2006 and January 2007. As of November 14, 2006 there were 35,059,041 common shares issued and outstanding for a total of $62.766 million in share capital. As of November 14, 2005 there were 4,084,612 stock options outstanding in the Company’s stock option plan (of which 2,643,140 were exercisable) at a weighted average exercise price of $2.05.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
For the three and six months ended September 30, 2006
On August 21, 2006 the Company announced that it has agreed to offer by way of a private placement an aggregate of 7,773,584 common shares at a price of $0.265 per share to arm’s length purchasers in China. On September 30, 2006 the Toronto Stock Exchange (“TSX”) conditionally approved the listing of the additional 7,773,584 common shares subject to certain conditions and closing of the transaction no later than October 2, 2006. The Company has requested an extension of the closing until November 6, 2006 due to various reasons which have caused delays in receiving the approval from the Peoples Republic of China (“PRC”) State Administration for Foreign Exchange to send the subscription funds outside the PRC. However, the Toronto Stock Exchange granted an extension to November 30, 2006. As of November 14, 2006 the transaction had not closed.
The Company has agreed to pay a reasonable finder’s fee subject to the approval of the Company’s board of directors. Proceeds from the Private Placement will be used for general working capital purposes.
On September 29, 2006, the Company’s Board of Directors amended the terms of its 1,877,999 stock options previously granted to employees and consultants (other than insiders). The amendments include an extension of the terms of those options that are set to expire on or after September 29, 2006 and prior to the end of the rights offering period until the end of such period. After the expiry of rights offering period, the exercise prices of those options that remain outstanding will revert back to their original exercise prices until their expiry. The amendments are subject to the approval of the TSX.
On September 29, 2006 the Company received approval from its shareholders to amend the terms of its 3,838,788 previously issued share purchase warrants (the “Warrants”) with current expiry dates from August 5, 2006 to January 30, 2007. The amendments include an extension of the terms of those outstanding Warrants that are set to expire prior to the end of the Rights Offering Period until the end of such period. No extension to the terms of Warrants expiring after that date is proposed. After the rights offering period, the exercise prices of those Warrants that remain outstanding will revert back to their original exercise prices until their expiry
The current version of the Company’s Annual Information Forum (AIF) is available on the Company’s web site www.wexpharma.com and on www.sedar.com.

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

31/06	November 15, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX REPORTS SECOND QUARTER RESULTS
Vancouver, BC (November 15, 2006) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) reported events and financial results for the three and six month periods ended September 30, 2006. All amounts, unless specified otherwise, are in Canadian dollars.
Second Quarter Events
•
The Company received the approval from BGTD of Health Canada to resume the clinical trials for Tectin™. This authorization was granted after BGTD of Health Canada reviewed the results of the re-analysis of the double blind, placebo controlled (WEX-014) and the open label continuation (WEX-014OL) trials presented by the Company at a pre-clinical trial application (Pre-CTA) meeting held on September 5, 2006.

•
The Company held its Annual and Special Meeting of Shareholders on September 29, 2006. During the meeting all seven board nominees were elected to serve as directors of WEX for a one-year term. Shareholders also ratified the appointment of Manning Elloit, Chartered Accountants, as the auditor of the Company. The balance of the Resolutions proposed in the Management Information Circular were duly passed.

•
The Company signed the term sheet of the license agreement with Children’s Hospital Boston, for the development and commercialization of pharmaceutical(s) containing Tetrodotoxin (TTX) for prolonged local anesthesia based on the patented technology by Children’s Hospital.

•
The Company announced that it intends to raise approximately $2 million of equity by way of a rights offering to all shareholders. The rights offering is expected to be made pursuant to a rights offering circular.

•
The Company received official grant to the Company patent ZL 01 1 18098.6 by the State Intellectual Property Office of the People’s Republic of China (SIPO) under the title of “Application of A Synergistic Combination of A Sodium Ion Channel Blocker and An Opioid Analgesic in Treatment of Pain in Mammals” and patent UA 2003032528 by the State Department of Intellectual Property of Ukraine under the title “Method of Analgesia”.

Financial Results — Unaudited
For the three months ended September 30, 2006, the Company recorded a loss of $806,942 ($0.02 per common share) compared to a loss of $4.1 million ($0.12 per common share) in the three months ended September 30, 2005. The decrease in loss for the three months ended September 30, 2006, when compared to the same period in the preceding year, is attributable to expense reductions relating to discontinuing all clinical trials in March 2006, significant staff reductions, reduced amortization, the reduction of other overhead expenses, negotiated settlement of a liability and an increase in the estimated investment tax credit receivable. With minor revenue income, Management expects losses to continue during the coming quarters as it continues to focus its resources in an effort to further the commercialization of Tectin™.
The Company recorded a loss for the six months ended September 30, 2006 of $2.2 million ($0.06 per common share) compared to a loss of $7.6 million ($0.22 per common share) in the six months ended September 30, 2005. The decrease in loss for the six months ended September 30, 2006, when compared to the same period in the preceding year, is attributable to expense reductions relating to discontinuing all clinical trials in March 2006, significant staff reductions, reduced amortization and the reduction of other overhead expenses, negotiated settlement of a liability and an increase in the estimated investment tax credit receivable. With minor revenue income, Management expects losses to continue during the coming quarters as it continues to focus its resources in an effort to further the commercialization of Tectin™.
The Company had cash, cash equivalents and short term investments of $3.6 million as at September 30, 2006 as compared to $7.9 million as at March 31, 2006. At September 30, 2006 the Company had negative working capital of approximately $618,000.
The Company’s subsidiaries in China, Nanning Maple Leaf Pharmaceuticals Co. Ltd. (“NMLP”), and Wex Medical Limited in Hong Kong, recorded product revenues of $106,646 for the three months ended September 30, 2006, as compared to $122,321 in the same period in the previous year, or a decrease of $15,675.
Product revenues were $182,245 for the six months ended September 30, 2006, as compared to $253,307 for the same period in the previous year, or a decrease of $71,062.
All results of operations were in line with management expectations.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.

Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
[See Note 1 — Basis of Presentation]
(Unaudited, Prepared by Management)

	(Expressed in Canadian Dollars)
	September 30,	March 31,
As at	2006	2006

ASSETS

Current
Cash and cash equivalents [notes 3 [a] and [c]]	$3,616,307	$7,797,673
Restricted cash	23,000	23,000
Short-term investments [notes 3 [b] and [c]]	—	100,000
Accounts and other receivables	472,235	598,088
Investment tax credit receivable	950,285	777,873
Inventories	72,970	69,091
Prepaid expenses, deposits and other	139,391	274,949

Total current assets	5,274,188	9,640,674

Deposits	80,952	80,952
Property and equipment [note 4]	2,031,551	2,169,309
Intangible assets [note 5]	—	—

TOTAL ASSETS	$7,386,691	$11,890,935

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities [note 10]	$2,494,161	$4,417,849
Deferred revenue	187,778	187,778
Deferred tenant inducements	8,056	8,056
Capital lease obligations [note 6]	—	—
Convertible debentures [note 7]	3,202,042	2,317,611

Total current liabilities	5,892,037	6,931,294

Deferred tenant inducements	18,127	22,155
Deferred revenue	406,855	500,743
Convertible debentures [notes 7]	609,150	1,850,952

Total liabilities	6,926,169	9,305,144

Commitments and contingencies [note 11]

Shareholders’ equity
Share capital [notes 8 and 13[a] and [b]]	62,766,019	62,766,019
Equity component of convertible debentures [note 7]	449,263	725,018
Contributed surplus [note 8 [e]]	4,834,194	4,755,188
Deficit	(67,588,954)	(65,660,434)

Total shareholders’ equity	460,522	2,585,791

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,386,691	$11,890,935

See accompanying notes to the consolidated financial statements
On behalf of the Board:

“Edge Wang”	“Simon Anderson”
Director	Director
See accompanying notes on sedar

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited, Prepared by Management)

	(Expressed in Canadian Dollars)
	Three Months Ended		Six Months Ended
	September 30		September 30
	2006	2005	2006	2005

Revenue
Product sales [note 12 [b] ]	$106,646	$122,321	$182,245	$253,307
License fees [note 12 [b] ]	46,944	46,943	93,888	93,888

	153,590	169,264	276,133	347,195
Cost of goods sold — product sales	67,940	102,221	124,912	197,820

	85,650	67,043	151,221	149,375

Expenses
Research and development [notes 8[e], 9 and 10 [a]]	138,051	2,069,766	900,904	4,302,345
General and administrative [notes 8[e], 9 and 10 [b]]	684,491	1,216,701	1,177,059	2,187,158
Amortization	64,709	204,843	130,593	438,179
Severance and restructuring	6,167	327,472	6,167	457,472

	893,418	3,818,782	2,214,723	7,385,154

Operating Loss	(807,768)	(3,751,739)	(2,063,502)	(7,235,779)

Other
Interest and sundry income	17,373	78,696	83,986	194,343
Convertible debentures — interest expense [note 7]	(188,536)	(161,051)	(390,509)	(328,888)
Convertible debentures — settlement [note 7]	—	—	18,273	—
Foreign exchange (loss)	(404)	(227,953)	(24,916)	(262,146)
Clinical trial — settlement of accounts payable	172,393	—	172,393	—

	826	(310,308)	(140,773)	(396,691)

Loss for the period	(806,942)	(4,062,047)	(2,204,275)	(7,632,470)

Deficit, beginning of period	(66,782,012)	(49,215,873)	(65,660,434)	(45,645,450)
Equity component of convertible debentures settlement [note 7]	—	—	275,755	—

Deficit, end of period	$(67,588,954)	$(53,277,920)	$(67,588,954)	$(53,277,920)

Basic and diluted loss per share	$(0.02)	$(0.12)	$(0.06)	$(0.22)

Weighted average number of common shares outstanding	35,059,451	35,059,451	35,059,451	35,054,675

See accompanying notes on sedar

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, Prepared by Management)

	(Expressed in Canadian Dollars)
	Three Months Ended		Six Months Ended
	September 30		September 30
	2006	2005	2006	2005
OPERATING ACTIVITIES
Loss for the period	$(806,942)	$(4,062,047)	$(2,204,275)	$(7,632,470)

Adjustment for items not involving cash
Amortization	64,709	204,843	130,593	438,179
Amortization of deferred tenant inducement allowance	(2,014)	(7,601)	(4,028)	(15,202)
Loss on disposal of property and equipment	797	97,244	3,757	97,244
Stock-based compensation	38,806	108,507	79,007	134,070
Amortization of deferred revenue	(46,944)	(46,944)	(93,888)	(93,889)
Imputed interest expense on convertible debentures	185,655	158,623	384,447	326,460
Convertible debentures settlement	—	—	(18,273)	—
Foreign exchange expense (gain) on convertible debentures	4,942	(231,181)	(176,859)	(175,073)
Amortization of deferred financing costs	2,882	1,214	6,062	2,428

	(558,109)	(3,777,342)	(1,893,457)	(6,918,253)
Changes in non-cash working capital items:
Accounts and other receivables	(67,275)	(25,637)	125,853	3,196,577
Inventories	(4,684)	(33,937)	(3,879)	(26,812)
Investment tax credit receivable	(172,412)	(163,604)	(172,412)	(263,604)
Prepaid expenses and deposits	14,129	(30,432)	64,496	(60,477)
Accounts payable and accrued liabilities	(115,606)	542,192	(1,923,688)	141,659

Cash used in operating activities	(903,957)	(3,488,760)	(3,803,087)	(3,930,910)

INVESTING ACTIVITIES
(Purchase) of short term investments	—	—	—	(5,193,681)
Proceeds from short term investments	—	3,410,144	100,000	8,243,576
Deposit	—	—	65,000	125,000
Tenant inducement allowance	—	9,483	—	64,094
Restricted cash	—	11,500	—	11,500
Purchase of property and equipment	(5,468)	(24,125)	(5,876)	(40,477)
Proceeds from disposal of property and equipment	942	164,569	9,283	164,569

Cash provided by (used in) investing activities	(4,526)	3,571,571	168,407	3,374,581

FINANCING ACTIVITIES
Proceeds from issuance of share capital, net of issuance costs	—	—	—	183,000
Repayment of capital lease obligations	—	(34,009)	—	(39,753)
Repayment of convertible debentures and interest	(57,292)	(163,069)	(546,686)	(163,069)

Cash (used in) provided by financing activities	(57,292)	(197,078)	(546,686)	(19,822)

(Decrease) increase in cash and cash equivalents	(965,775)	(114,267)	(4,181,366)	(576,151)
Cash and cash equivalents, beginning of period	4,582,082	9,771,404	7,797,673	10,233,288

Cash and cash equivalents, end of period	$3,616,307	$9,657,137	$3,616,307	$9,657,137

See accompanying notes on sedar

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

32/06	November 25, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX ANNOUNCES PRIVATE PLACEMENT
Vancouver, BC (November 25, 2006) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announces today that it has agreed to offer by way of private placement (the “Private Placement”) an aggregate of 8,750,000 common shares at a price of $0.18 per share to purchasers in China. Closing is expected to occur on or about December 8, 2006.
The proposed private placement of 7,773,584 common shares to purchasers in China announced on August 21, 2006 did not close due to regulatory delays and market conditions.
The Private Placement is subject to certain approvals, including necessary regulatory and stock exchange approvals. The Company has agreed to pay a finder’s fee in connection with the Private Placement of 7% of the amount raised. Proceeds from the Private Placement will be used for general working capital.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.

Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements and information include but are not limited to statements or information about the Private Placement. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made numerous assumptions, including the closing of the Private Placement. Forward-looking statements and information are by their nature based on assumption and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such risks and uncertainties and other factors include, among other things, our ability to close the Private Placement. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer